United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Tyson Foods, Inc.

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 1268, Northampton, Massachusetts 01061

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

SHAREHOLDER REBUTTAL TO TYSON FOODS, INC.

The Shareholder Commons (“TSC”) urges you to vote FOR ITEM 5 on the proxy (the “Proposal”), a shareholder proposal requesting that Tyson Foods, Inc. (“Tyson” or the “Company”) comply with World Health Organization (“WHO”) guidelines on antimicrobial use in food-producing animals.

TSC is a non-profit organization that addresses social and environmental issues from the perspective of shareholders who diversify their investments to optimize risk and return. More specifically, TSC addresses the conflict that often emerges between a company’s interest in maximizing its cash flows over the long term and its shareholders’ interests in optimizing overall market returns.

We support ITEM 5 because, despite the existence of programs that address antibiotic use, the Company’s decisions do not account for the risk antibiotics in its supply chains pose to public health or the cost it imposes on its diversified shareholders by failing to do so.

The Proposal

The Proposal requests that the Company comply with expert guidelines on antimicrobial use in meat supply chains, with the aim of protecting an essential component of modern medicine that supports a thriving economy:

RESOLVED, shareholders ask that the board of directors institute a policy that the Company (“Tyson”) comply with World Health Organization (“WHO”) Guidelines on Use of Medically Important Antimicrobials in Food-Producing Animals (“WHO Guidelines”)1 throughout Tyson’s supply chains.

Overuse of Antibiotics in Animal Husbandry Creates Antimicrobial Resistance, a Grave Threat to Human Life, Economic Prosperity, and Diversified Portfolios

Antimicrobial resistance (“AMR”) occurs when microbes (i.e., bacteria, parasites, viruses, and fungi) change over time and no longer respond to medicines such as antibiotics, causing standard disease treatments to become ineffective. This, in turn, increases the risk of disease spread, severe illness, and death. The process occurs naturally, but misuse of antimicrobials in animals and humans is accelerating it. Without urgent action, we are heading for a post-antibiotic era in which common infections and minor injuries can once again kill. As AMR experts recently warned, “virtually no aspect of modern medicine is possible without access to antimicrobials that work.”2

Routine antibiotics use for both therapeutic and non-therapeutic purposes has enabled livestock operators to mitigate some of the grim effects of over-crowding, poor ventilation, unnatural feed, and animals’ close contact with their own excreta that characterize intensive animal farming operations and contribute to greater disease incidence among animals. A growing body of evidence demonstrates that antimicrobial-resistant bacteria arising from intensive animal farming operations are transferring to human populations.3

This threat to public health is likely to materially reduce the intrinsic value of the global economy, which will in turn affect investment portfolios. While some models of AMR project GDP loss of 3.8 percent in 30 years, these models are likely to underestimate impacts significantly.4 Some worst-case assessments set AMR costs around $100 trillion by 2050, and those estimates also rely on incomplete data and limited scope. Another possible indicator of AMR’s economic costs is the COVID-19 pandemic, which cost an estimated 10 percent of global GDP in 2021. Experts warn that the next pandemic may well involve a drug-resistant pathogen.5

1 https://apps.who.int/iris/bitstream/handle/10665/258970/9789241550130-eng.pdf

2 “Removing the Blindfold on Antimicrobial Resistance,” Open Access Government (blog), March 16, 2022, https://www.openaccessgovernment.org/removing-blindfold-antimicrobial-resistance/131783/.

3 FAIRR, “Feeding Resistance: Antimicrobial Stewardship in the Animal Health Industry,” July 2021, https://www.fairr.org/research/animal-pharma/#report.

4 The Shareholder Commons, “Antimicrobial Resistance & the Engagement Gap: Why Investors Must Do More than Move the Needle, and How They Can,” September 2022, https://theshareholdercommons.com/amr-climate-change-case-studies/#amr.

5 Henry B. Skinner, “We’re Already Ignoring the next Pandemic,” Harvard Public Health Magazine, June 7, 2022, https://harvardpublichealth.org/were-already-ignoring-the-next-pandemic/.

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These losses will have a significant negative effect on the return of diversified portfolios held by Tyson investors over the long term.6 A healthy economy is a far greater value driver for diversified portfolios than the profits of any one company within those portfolios. Indeed, a number of studies have shown that systematic factors explain 75-94 percent of average portfolio return.7

Tyson Reports on Programs That Purport to Reduce Antibiotic Use, but Does Not Make Clear Whether Any Reduction Is Occurring or Whether Any Such Reduction Is Sufficient Considering the AMR Threat

Tyson is aware that overuse of antibiotics puts the global health system at risk, as it indicates in its sustainability reporting8 and Position Statement on Antibiotic Stewardship.9 Furthermore, it has taken certain steps in a purported effort to reduce that contribution, such as limiting the use of antibiotics in parts of its supply chain and maintaining antibiotic-free product lines.

Nevertheless, comparing Tyson’s reporting on financial issues with its reporting on AMR demonstrates that its primary concern is its own financial return, and that internal financial considerations outweigh any environmental or public health considerations that do not directly affect Tyson itself, regardless of the harm Tyson may be inflicting upon its diversified shareholders. The Company’s annual report on Form 10-K filed with the Securities and Exchange Commission (SEC) does not mention “antibiotics” or “antimicrobial,” except once to indicate that the “majority” of its vertically integrated chicken production is “certified as no antibiotic ever.”

The AMR discussion is reported separately, as if financial results and antibiotic use were separate subjects. In the antibiotic silo, Tyson describes certain actions it has taken involving efforts to reduce antibiotic use, but it provides no accounting of the antibiotics in its supply chain. Tyson reports that 97 percent of its chickens in 2020 were raised without the use of “shared-class” antibiotics, which are used in both animal and human medicine. That’s it. The Company provides no details whatsoever on the nature of the antibiotics used in its chickens, nor on antibiotics used in its beef and pork supply chains, which together accounted for nearly half of Tyson’s 2022 sales.

Additionally, Tyson says, “Any flocks treated with antibiotics are segregated and sold through a different sales channel and not under the Tyson retail brand label.” In this respect, then, Tyson’s “no antibiotics ever” certification may be more of an exercise in market segmentation than vital resource stewardship. With no comprehensive reporting from the Company on antibiotics use, neither shareholders nor customers have any way of knowing.

Further still, while Tyson’s dramatic reduction in antibiotic use in its chicken supply chains is commendable, that progress does little to reduce antibiotic use in meat production overall, as only 3 percent of medically important antibiotics approved for use in food-producing animals in 2021 were for chickens.10 A combined 83 percent went to cattle and swine, about which Tyson provides no reporting and for which, apart from antibiotic-free specialty labels, it has no reduction targets.

6 Richard Mattison et el., Universal Ownership: Why environmental externalities matter to institutional investors, UNEP Finance Initiative and PRI (2011), available at https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

7 Moving Beyond Modern Portfolio Theory: Investing that Matters by Jon Lukomnik and James Hawley, Routledge, April 30, 2021.

8 https://www.tysonsustainability.com/agriculture/animal-welfare-in-the-value-chain

9 https://www.tysonsustainability.com/downloads/Tyson_Foods_Position_on_Antibiotic_Stewardship.pdf

10 Summary Report on Antimicrobials Sold or Distributed for Use in Food-Producing Animals, U.S. Food and Drug Administration (December 2022), available at https://www.fda.gov/media/163739/download.

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Some observers question the significance of Tyson’s “no antibiotics ever” claims. Between 2015 and 2020, U.S. companies—including Tyson—sold tens of thousands of chicken products contaminated with campylobacter and salmonella, more than half of which were contaminated with antibiotic-resistant strains.11

Tyson Does Not Address the Core Issue of the Cost Reduction that Leads to More Antibiotic Use

Even if it has reduced antibiotics use in some circumstances, Tyson continues to contribute to the AMR problem: antibiotics use in animal husbandry endangers the entire economy. As competitor Hormel Foods explains on the website of its antibiotic-free brand:

More than 80 percent of the antibiotics in the United States, 65 percent of those considered “medically important,” are used on farm animals. Much of the time, the antibiotics are used sub-therapeutically – a fancy way of saying to prevent disease from spreading. We believe the overuse of antibiotics isn’t just bad for the animals, but for humans. Studies show it’s contributing to the increase of antibiotic-resistant bacteria or superbugs. That’s why we don’t use them. You’re probably asking, what if an animal gets sick? If animals become ill, they are treated with antibiotics as prescribed by a veterinarian and sold to a supply chain outside of Applegate. But as a result of the superior animal husbandry practices like clean barns, fresh air, and more space, fewer animals need to be treated in the Applegate program.12 [emphasis added]

But clean barns, fresh air, and more space cost money and, as Tyson’s 10-K makes clear, margin and profit are the priorities. The simple fact is that Tyson must make decisions about how much to invest in fighting AMR. Diversified shareholders, whose returns depend heavily on sustainable environmental and social systems, would likely benefit from that investment being significantly greater than it is. On the other hand, the Company’s top managers, who make the decisions as to how to allocate Tyson’s limited resources, are paid in equity and are thus more likely to have concentrated ownership positions in Tyson, unlike the diversified shareholders for whom they are working. Tyson’s annual stock incentive plan also rewards employees directly based on earnings per share. Thus, the compensation plan is designed to discourage changes in animal husbandry practices that would reduce profit, even if those changes would preserve the crucial role antimicrobial medicine plays in our economy, and even if that preservation benefitted the typically diversified portfolio of Company shareholders.

11 Susannah Savage et al., “Superbugs on the Shelves: Diseased Chicken Being Sold across America,” The Bureau of Investigative Journalism in Partnership with Vice News, March 16, 2022, https://www.thebureauinvestigates.com/stories/2022-03-16/superbugs-on-the-shelves-diseased-chicken-being-sold-across-america.

12 https://applegate.com/mission/animal-welfare

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Tyson’s leadership thus has a conflict of interest with the Company’s diversified shareholders.

YUM! Brands (“Yum”), a fast-food company that owns brands including KFC, Pizza Hut, and Taco Bell, published a report on AMR (the “Yum report”)13 that acknowledged this conflict:

AMR is a significant healthcare challenge facing society today. AMR impacts are not only measured in direct and indirect financial costs, but also in the cost of human lives and other societal costs… This research appears to show that one of the most significant barriers to meeting the challenge of AMR is the balance between the rewards of proactive AMR mitigation and the cost of changing established husbandry practices. …

The challenge of individual costs and widely distributed societal benefits, a situation common in many sustainability issues, plays a key role in antimicrobial resistance. This may make it difficult to pursue AMR mitigation while remaining competitive on costs and highlights the need for strong collaboration between both the public and private sectors. [emphasis added]

This presents a critical question for shareholders. When a company or industry prioritizes growth and financial return, the long-run effect may be to lower global economic productivity, as well as human welfare. This is often a bad trade for diversified shareholders, who rely on long-term economic productivity to buoy their portfolios.14 This conflict is exacerbated by the Company’s dual-class capital structure. That unusual structure allows the Tyson family, which—in contrast to typically diversified shareholders—has a concentrated ownership interest in the Company’s stock, to exert absolute control over board director elections, even though the family only owns a minority economic interest in the Company.

The long-term, macro effects of AMR hurt diversified shareholders, because their returns are dependent on overall market performance, rather than outperformance achieved by any single company or industry. Thus, when Tyson limits public health measures to those that optimize its profits, it may be acting against the interests of its own long-term, diversified shareholders in order to serve the interests of the Tyson family.

13 Yum! Brands, “2021 Yum! Antimicrobial Resistance Report,” 2021, https://www.yum.com/wps/wcm/connect/yumbrands/41a69d9d-5f66-4a68-bdee-e60d138bd741/Antimicrobial+Resistance+Report+2021+11-4+-+final.pdf?MOD=AJPERES&CVID=nPMkceo.

14 The Shareholder Commons, “Antimicrobial Resistance & the Engagement Gap: Why Investors Must Do More than Move the Needle, and How They Can,” September 2022, https://theshareholdercommons.com/amr-climate-change-case-studies/#amr.

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The Tyson opposition statement misses the point

Tyson posits a false choice between antibiotics use reduction and animal welfare

Tyson misleads investors when it suggests compliance with WHO Guidelines would come at the expense of animal welfare, failing to mention the fact that such tension only exists because of commercial decisions. Tyson is holding as immutable the disease-promoting conditions under which the animals in its supply chain are raised, without acknowledging that if those animals were to be given more space, better hygiene, improved ventilation, etc., there would not be such a trade-off between antibiotic use and welfare. Plenty of meat producers have fully reconciled animal welfare concerns and an even broader elimination of antibiotic use than anything proposed in the WHO Guidelines, revealing the falsity of the dichotomy the opposition statement presents.

Evidence has shown a link between improved animal welfare and reductions in antimicrobial use (“AMU”).15 A recent study noted:

Restrictive, barren housing and many widely used management practices that cause pain and stress predispose high-performance pigs reared in intensive systems to disease. In this context, antibiotics are used as part of the infrastructure that sustains health and high levels of production in pig farms… By minimising environmental and management stressors, pigs can become more immunocompetent and prepared to overcome pathogenic challenges. This outcome can contribute to reducing AMU and the risk of AMR while simultaneously improving the quality of life of pigs…16

A 2022 review of the link between animal welfare and AMU said, “Overall, better animal welfare was found to be associated with lower AMU.”17

Tyson argues that it has committed to collaborate on research that “leads to continuous improvement in antibiotic stewardship”

So what? Imagine if Tyson were losing money year after year, but announced that it was “committed” to “research that would lead to profits” at some undefined point in the future without quantifying its progress against any objective yardstick. Not only would shareholders not be satisfied, they would be outraged. Yet that is the scope of Tyson’s commitment to addressing AMR across its supply chains. AMR, which could cost the world $100 trillion by 2050, is much more important to diversified shareholders than the earnings of a single company.

15 Alessia Diana et al., “Effect of Welfare Standards and Biosecurity Practices on Antimicrobial Use in Beef Cattle,” Scientific Reports 10, no. 1 (December 1, 2020): 20939, https://doi.org/10.1038/s41598-020-77838-w.

16 Rita Albernaz-Gonçalves, Gabriela Olmos Antillón, and Maria José Hötzel, “Linking Animal Welfare and Antibiotic Use in Pig Farming—A Review,” Animals 12, no. 2 (January 2022): 216, https://doi.org/10.3390/ani12020216.

17 Maria Rodrigues da Costa and Alessia Diana, “A Systematic Review on the Link between Animal Welfare and Antimicrobial Use in Captive Animals,” Animals: An Open Access Journal from MDPI 12, no. 8 (April 14, 2022): 1025, https://doi.org/10.3390/ani12081025.

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Tyson obliquely implies that antimicrobial use reduction in food-producing animals is formidably difficult and complicated, ignoring successful examples

As a recent Vox report explains, Europe provides models for significantly better antimicrobial stewardship:

Denmark, the continent’s second-largest pork producer, has become the de facto case study in how to wean Big Meat off antibiotics. In the early 1990s, it started phasing out antibiotics in pigs with little impact on the industry. From 1992 to 2008, antibiotic use per pig fell by over 50 percent, and while pig mortality went up in the short term, by 2008 it had dropped back to near-1992 levels.

The small country’s transformation wasn’t a matter of rocket science, but a suite of smart management practices: more frequent barn cleaning, better ventilation, later piglet weaning, more space per pig, extra vaccines, and experimenting with feed and additives.18

Tyson deflects by arguing that better antimicrobial stewardship could compromise access to safe, affordable food

As we have already discussed, reducing antimicrobial use in animal husbandry may well increase costs, but, as the Vox report astutely observes, “we can’t expect to have cheap meat forever without a cost to public health…” The fact is that AMR’s public health cost may impose costs on diversified portfolios that dwarf any marginal returns Tyson may deliver to shareholders by contributing to the evisceration of modern medicine.

Conclusion

Please vote FOR Item 5

By voting FOR Item 5, shareholders can urge Tyson to account directly for its contribution to AMR and the resulting costs to public health and society, which in turn affect the economic health upon which diversified portfolios depend. Compliance with the WHO Guidelines can aid the Board and management in authentically serving the needs of Tyson’s diversified shareholders and in preventing the dangerous implications—to diversified shareholders and others—of a narrow focus on internal financial return.

The Shareholder Commons urges you to vote FOR Item 5 on the proxy, the Shareholder Proposal requesting compliance with WHO Guidelines on antimicrobials use at the Tyson Foods, Inc. Annual Meeting on February 9, 2023.

For questions regarding the Tyson Foods, Inc. Item 5 proposal—submitted by Amundi Asset Management and H.E.S.T. Australia Ltd., trustee for the Health Employees Superannuation Trust Australia—please contact Sara E. Murphy, The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

18 Kenny Torrella, “Big Meat Just Can’t Quit Antibiotics,” Vox, January 8, 2023, https://www.vox.com/future-perfect/2023/1/8/23542789/big-meat-antibiotics-resistance-fda.

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THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

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